Exhibit 99.1

The SST Full Value Committee
c/o Riley Investment Management, LLC
11100 Santa Monica Blvd.
Suite 810800
Los Angeles, CA 90025

December 30, 2009

BY FACSIMILE AND MAIL

The Board of Directors
Silicon Storage Technology, Inc.
1020 Kifer Road
Sunnyvale, California 94086

Dear Members of the Board:

Riley Investment Management, LLC, Bryant R. Riley, Dialectic Capital Partners LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Capital Management, LLC, John Fichthorn, Luke Fichthorn, and Lloyd I. Miller, III are significant shareholders of Silicon Storage Technology, Inc. (the “Company”).  We have formed The SST Full Value Committee (the “Committee”) in opposition to the Board of Directors’ (the “Board”) decision to enter into a going-private transaction and merger agreement with Technology Resources Holdings, Inc. and Technology Resources Merger Sub, Inc. (the “Merger Agreement”).

To make our position perfectly clear, the Committee is deeply concerned with the Board’s decision to be acquired by Technology Resources Holdings, Inc. and members of the Company’s management team, including the Company’s Chairman and Chief Executive Officer and Chief Operating Officer.  The Committee believes the proposed merger consideration is at a significant discount to tangible book value at a time when the semiconductor industry is emerging from a multi-year recession.  In the Committee’s opinion, the proposed price to be paid per share is inadequate for shareholders and there are more favorable strategic opportunities available to enhance shareholder value than this ill-conceived transaction that appears to only benefit management.  Among other things, the Committee believes that significantly better value can be realized if the Company focuses on maximizing its lucrative licensing stream while simultaneously minimizing the losses in its products business.

The Committee urges the Board to immediately reconsider its decision to move forward with the Merger Agreement.  If the Board determines to move forward with the Merger Agreement and does not withdraw its proxy materials to solicit shareholder approval, the Committee intends to solicit against the proposed merger and take such other action as it deems necessary to protect the interests of all shareholders.

The SST Full Value Committee
December 30, 2009

The Committee also believes the Company would benefit from the immediate addition of new independent directors who will represent the interests of shareholders, the true owners of the Company, and fully explore all ways to maximize value for all shareholders. We would welcome the opportunity to meet with the Special Committee to discuss our concerns and how the Company intends to address them.

Respectfully submitted,

/s/ The SST Full Value Committee

The SST Full Value Committee